Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joe.alley@agg.com
www.agg.com

November 30, 2010

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:           Sysco Corporation
Form 10-K for the Fiscal Year Ended July 3, 2010
Filed August 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed September 29, 2010
Form 10-Q for the Quarterly Period Ended October 2, 2010
Filed November 9, 2010
File No. 001-06544

Dear Mr. Owings:

This firm acts as outside securities counsel to Sysco Corporation (the “Company” or “Sysco”).  This letter sets forth the responses of Sysco to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated November 29, 2010 with respect to the Company’s Form 10-K, filed August 31, 2010, Form 10-Q, filed November 9, 2010, and Definitive Proxy Statement, filed September 29, 2010.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings.  Sysco appreciates your review and your comments and views them as additional tools in achieving these goals.  The Company’s responses to your comments are listed below.  For your convenience, comments contained in your November 29, 2010 letter are reprinted in bold italics below.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 30, 2010

General

1.
We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated November 18, 2010.  Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response

Enclosed herewith is a letter on Company letterhead, signed by the Chief Executive Officer, with the above acknowledgements.

Form 10-Q for the Fiscal Period Ended October 2, 2010

2.
In future filings, please delete the language in the second and third sentences in which you state that other unknown or immaterial risks may also impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Company Response

In future filings the Company will delete the language referenced in the Staff’s comment.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
November 30, 2010

If any member of the Staff has any questions or additional comments, please contact me at (404) 873-8688.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

cc:       Lilyanna L. Peyser
William J. DeLaney, Sysco Corporation
Michael C. Nichols, Sysco Corporation
Russell T. Libby, Sysco Corporation

Sysco Corporation 1390 Enclave Parkway Houston, TX 77077

sysco.com

November 30, 2010

VIA EDGAR AND FACSIMILE

M. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:           Sysco Corporation
Form 10-K for the Fiscal Year Ended July 3, 2010
Filed August 31, 2010
Definitive Proxy Statement on Schedule 14A
Filed September 29, 2010
Form 10-Q for the Fiscal Period Ended October 2, 2010
Filed November 9, 2010
File No. 001-06544

Dear Mr. Owings:

Per your request, Sysco Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ William J. DeLaney
President and Chief Executive Officer